Exhibit 99.1

Sky-mobi Announces Appointment of Chief Financial Officer

HANGZHOU, China, April 20, 2015 – Sky-mobi Limited (“Sky-mobi” or the “Company”) (NASDAQ: MOBI), a leading mobile application platform in China, today announced the appointment of Mr. Xiaodong (Fischer) Chen, as chief financial officer of the Company, reporting directly to Mr. Michael Tao Song, chairman and chief executive officer, effective April 20, 2015.

Mr. Chen brings with him a wealth of capital markets (private and public market fund raising, mergers and acquisitions and investor relations), accounting and financial reporting, business development and legal experience. Prior to joining Sky-mobi, Mr. Chen served as the chief financial officer of ET Solar Group Corp, a leading provider of smart energy solutions, responsible for the company’s equity financing, merger and acquisitions, financial reporting and business restructuring from 2008 to 2015. From 2006 to 2008, Mr. Chen served as the vice president of financing and investor relations at China Sunergy Co., Ltd (NASDAQ: CSUN), where he was instrumental to the company’s 2007 IPO. Between 1993 and 2006, Mr. Chen worked at JPMorgan Chase, where he executed many investment and commercial banking transactions for China-based clients. Mr. Chen received his bachelor’s degree in International Finance from Tianjin College of Finance and Economics.

Mr. Michael Tao Song, chairman and chief executive officer of Sky-mobi, stated, “We are excited to welcome Fischer to our team. His strong experience and expertise in capital markets, financial reporting and controls, corporate development, investor relations and legal matters will be a tremendous asset for Sky-mobi. Adding such a seasoned financial executive to our team underscores Sky-mobi’s dedication to further strengthening our financial management and controls as we continue to execute our business evolution, bolster our operating results, enhance our financial performance and maximize shareholder value.”

About Sky-mobi Limited

Sky-mobi Limited is a leading mobile application platform in China. The Company works with handset companies to pre-install its Maopao App Store and other Maopao applications on handsets and with content providers to provide users with applications and content titles. Users of Maopao App Store can browse, download and enjoy a range of applications and content, such as single-player games, mobile music and books on various mobile handsets with different hardware and operating system configurations. The Company’s mobile social network community in China, the Maopao Community, offers mobile social games as well as applications and content with social networking functions to its registered users. The Company is based in Hangzhou, China. For more information, please visit: www.sky-mobi.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “may,” “will,” “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plans,” “continues” or other similar expressions, the negative of these terms, or other comparable terminology. Such statements, including statements relating to the Company’s business outlook, are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and its industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

Investor Relations Contact:

ICR, Inc.

Chenjiazi Zhong

Phone: + (1) (646) -915-1615 (US)

Email: investor.relations@sky-mobi.com

Source: Sky-mobi